UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-9531142
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

As previously disclosed, on June 21, 2024, NeuroSense Therapeutics, Ltd. (the “Company”) received a written notice from The Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company had not regained compliance with Nasdaq’s Listing Rule 5550(b) requiring a minimum stockholders’ equity of $2.5 million (the “Equity Rule”). The Company promptly requested a hearing before the Nasdaq Hearings Panel (the “Panel”) , which was held on August 1, 2024, where it presented a comprehensive plan to regain compliance.

As previously disclosed, on August 25, 2024, the Company received a written notice from Nasdaq, stating that the Panel had granted the Company’s request for an exception to continue its listing on The Nasdaq Capital Market until October 31, 2024 to demonstrate compliance with the Equity Rule and meet the required conditions.

On November 11, 2024, the Company received a written notice from Nasdaq, stating that the Panel had granted the Company’s request for continued listing on Nasdaq, subject to the Company filing a public disclosure on or before December 18, 2024 describing the transactions it has undertaken to achieve compliance and demonstrate long-term compliance with the Equity Rule and providing an indication of its equity following those transactions and the provision of income projections to Nasdaq.

As of the date of this Current Report on Form 6-K, the Company believes it has shareholders’ equity above the $2.5 million required by the Equity Rule. Specifically, the Company’s stockholders’ equity as of the date of this filing is approximately $3.0 million. The increase in the Company’s stockholders’ equity balance was the result of the following transactions which occurred following the Nasdaq Hearing:

●	On December 2, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single investor and Alon Ben-Noon, the Company’s Chief Executive Officer (together, the “Purchasers”) for a private placement. The Company issued to the Purchasers (i) an aggregate of 2,343,729 ordinary shares, (ii) an aggregate of 1,656,271 pre-funded warrants, each representing the right to acquire one ordinary share (the “Pre-Funded Warrants”), and (iii) an aggregate of 8,000,000 ordinary warrants, each representing the right to acquire one ordinary share (the “Ordinary Warrants”) against payment for $2.8 million with the remaining payment made on December 17, 2024, for total gross proceeds to the Company of $5 million. This transaction had the effect of increasing the Company’s shareholders’ equity by approximately $4.93 million (for additional details on this transaction, see the Company’s Current Report on Form 6-K submitted on December 2, 2024).

●	During the month of December 2024, all officers of the Company irrevocably waived their right to future payment of certain and potential annual bonuses. This transaction had the effect of increasing the Company’s shareholders’ equity by approximately $1.3 million.

●	On August 16, 2024, the Company entered into a Capital on Demand™ Sales Agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC, as sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares, having an aggregate offering price of up to $2,524,437. To date, the Company has issued 1,105,509 ordinary shares for aggregate gross proceeds of $1.2 million. This transaction has had the effect of increasing the Company’s shareholders’ equity by approximately $1.15 million (for additional details on this transaction, see the Company’s Current Report on Form 6-K submitted on August 16, 2024).

●	On August 6, 2024, the Company entered into a securities purchase agreement with certain investors, which include members of the Company’s senior management and existing investors. The Company issued an aggregate of 800,000 ordinary shares and warrants to purchase an aggregate of 800,000 ordinary shares for gross proceeds of $600,000. This transaction has had the effect of increasing the Company’s shareholders’ equity by approximately $585,000 (for additional details on this transaction, see the Company’s Current Report on Form 6-K submitted on August 7, 2024).

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-269306 and 333-283656) and Form S-8 (File No. 333-262480), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this Report on Form 6-K are forward-looking statements. Forward-looking statements contained in this Report on Form 6-K may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of top-line clinical results. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the risk that the Panel will not find that the Company has satisfied the conditions set by the Panel for continued listing on Nasdaq, that the Panel may reconsider the terms of its decision to continue the listing of the Company’s ordinary shares based on any event, condition or circumstance that exists or develops in the future; unexpected R&D costs or operating expenses, insufficient capital to complete development of PrimeC, a delay in the reporting of additional results from PARADIGM clinical trial, the timing of expected regulatory and business milestones, risks associated with meeting with the FDA and Health Canada to determine the best path forward following the results from PARADIGM clinical trial, including a delay in any such meeting; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data; the development and commercial potential of any product candidates of Neurosense; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2024 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: December 17, 2024	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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